SEC
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NOV 19 2012

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SECURION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2011 (MM/DD/YY) AND ENDING 9/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burke, Lawton, Brewer & Burke, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

516 N. Bethlehem Pike
(No. and Street)

Ambler (City) PA (State) 19002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Dean Karrash 215-643-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J. P. McAndrew & Company, P.C.
(Name – *if individual, state last, first, middle name*)

600 Bethlehem Pike (Address) Erdenheim (City) PA (State) 19038 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, W. Dean Karrash, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burke, Lawton, Brewer & Burke, LLC, as of September 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Maisha K. Bell, Notary Public
Abington Twp., Montgomery County
My Commission Expires Oct. 31, 2016
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BURKE, LAWTON, BREWER & BURKE, LLC
Financial Statement
September 30, 2012


JPM

J. P. McANDREW & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

8333 Germantown Avenue, P.O. Box 4072, Philadelphia, PA 19118
Tel: 215-247-1804 • Fax: 215-247-1867

BURKE, LAWTON, BREWER & BURKE, LLC
Financial Statement
September 30, 2012



J.P. McAndrew & Company, P.C.
Certified Public Accountants

Independent Auditor's Report

To the Member
Burke, Lawton, Brewer & Burke, LLC
Spring House, Pennsylvania

We have audited the accompanying statement of financial condition of Burke, Lawton, Brewer & Burke, LLC as of September 30, 2012, and the related statements of income and changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burke, Lawton, Brewer & Burke, LLC as of September 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

J.P. McAndrew & Company, PC

November 14, 2012

600 Bethlehem Pike, Erdenheim, PA 19038 • P.O. Box 4072, Philadelphia, PA 19118
Tel: 215-247-1804 • Fax: 215-247-1867

Burke, Lawton, Brewer & Burke, LLC
Statement of Financial Condition
September 30, 2012

Assets

Cash and cash equivalents	$930,439
Deposit with clearing organization	25,000
Receivable from clearing organization	34,660
Prepaid expenses and miscellaneous receivables	24,959
Marketable securities owned, at market value	237
Property and equipment, at cost, less accumulated depreciation $98,406	94,354
	$1,109,649

Liabilities and Members' Equity

Accounts payable, accrued expenses and other liabilities	$68,201
Subordinated borrowings	200,000
Total Liabilities	268,201
Members' Equity	841,448
	$1,109,649

The accompanying notes are an integral part of these financial statements.

Burke, Lawton, Brewer & Burke, LLC
Statement of Income and Changes in Members' Equity
For the Year Ended September 30, 2012

Revenues	
Commissions	$611,986
Net dealer inventory and investment (loss)	3,647
Margin interest	12,872
Interest and dividends	134,008
Administration fees	2,560,638
	3,323,151
Expenses	
Employee compensation and benefits	2,394,897
Clearing charges	122,333
Communications	28,785
Occupancy and equipment	172,186
Taxes	14,009
Promotional costs	21,991
Data processing costs	39,551
Regulatory expenses	47,849
Other operating expenses	126,985
Interest expense	7,164
Depreciation	11,770
	2,987,520
Net Income	335,631
Members' equity, October 1, 2011	766,862
Members' distributions	(261,045)
Members' equity, September 30, 2012	$841,448

The accompanying notes are an integral part of these financial statements.

Burke Lawton, Brewer and Burke, LLC
Statement of Changes in Subordinated Borrowings
For the Year Ended September 30, 2012

Subordinated borrowings at October 1, 2011	$200,000
Increase / (decrease):	
(Redemption) of subordinated note	0
Issuance of subordinated note	0
Subordinated borrowings at September 30, 2012	$200,000

The accompanying notes are an integral part of these financial statements.

Burke, Lawton, Brewer, & Burke, LLC
Statement of Cash Flows
For the Year Ended September 30, 2012

Cash flows from operating activities:	
Net income	$335,631
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation	11,770
Decrease in receivables from clearing organization	7,406
Decrease in prepaid expenses and miscellaneous receivables	1,860
(Decrease) in accounts payable, accrued expenses and other liabilities	(37,549)
Net cash provided by operating activities	319,118
Cash flows from investing activities:	
Purchase of property and equipment	(60,236)
Decrease in marketable securities owned	27,714
Net cash (used) in investing activities	(32,522)
Cash flows from financing activities:	
Members' distributions	(261,045)
Net cash (used) in financing activities	(261,045)
Net increase in cash and cash equivalents	25,551
Cash and cash equivalents, beginning of year	904,888
Cash and cash equivalents, the end of year	$930,439
Supplemental cash flow information:	
Interest paid	$7,164

The accompanying notes are an integral part of these financial statements.

Burke, Lawton Brewer & Burke, LLC
Notes to Financial Statements
For the Year Ended September 30, 2012

Note 1. Significant Accounting Policies

Burke Lawton Brewer & Burke (the "Firm") is a limited liability company operating as a fully disclosed registered broker - dealer. The Firm is wholly owned by BLB&B Holdings.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

For the purposes of the statement of cash flows, the Firm has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Securities transactions and related revenue and expenses are recorded on a trade date basis.

Marketable securities are valued at market value. The resulting difference between cost and market value is included in income.

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets (five to seven years). Depreciation expense for the period is $11,770.

Note 2. Deposit and Receivable from Clearing Organization

The Firm has on deposit $25,000 with its clearing organization to secure the clearing agreement. The Receivable from clearing organization includes amounts due for completed transactions.

Note 3. Securities Owned

Marketable securities owned consist of trading and investment securities at quoted market values. In accordance with FASB ASC 820, Fair Value Measurements, which establishes a framework for measuring fair value, the Firm measures fair value according to the following hierachy:

- Level 1 inputs are unadjusted quote prices in active markets for identical assets or liabilities;
- Level 2 inputs are inputs other than quoted market prices that are observable for the asset or liability;
- Level 3 inputs are unobservable inputs of asset and liability and rely on management's own assumptions.

All investments held by the Firm were considered Level 1 as follows:

	Cost	Fair Value	Unrealized Gain
Equity Securities	$11	$237	$226

Note 4. Subordinated Borrowings

The borrowings under subordination agreements at September 30, 2012 are listed as follows:

Subordinated Note, 3.58%, due July 31, 2013	$200,000

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Firms' continued compliance with minimum net capital requirements, they may not be repaid.

Note 5. Retirement Plan

Effective January 1, 2001, the Firm adopted a simplified employee pension plan (the "SEP"). The SEP covers all employees at least 21 years of age with six months of service. The total expense for the year ended September 30, 2012, was $171,448.

Note 6. Related Party Transactions

The Firm leases its office from a member on a month to month basis. The total expense for the year ended September 30, 2012 was $120,000.

The Firm has an agreement with BLB&B Advisors, LLC (the "Advisor"), owned by a member, to share space, personnel and other general and administrative costs. Costs paid by the Firm attributable to the Advisor, are reimbursed by the Advisor and are included in the Statement of Income as of September 30, 2012.

Note 7. Income Tax

The Firm operates as an LLC, which is wholly owned by BLB&B Holdings.The Firm is not a taxable entity for federal and state income tax purposes. Accordingly, BLB&b Holdings reports their share of income or loss within the company's federal and state tax returns.

Note 8. Net Capital Requirements

The Firm is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2012, the Firm had net capital of $921,895, which was $671,895 in excess of its required net capital of $250,000. The Firm's net capital ratio was .0740 to 1.

Note 9. Rule 15c3-3 Requirements

The operation of Burke Lawton Brewer & Burke, LLC does not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, the Firm is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(ii) of such Rule.

Note 10. Fair Values of Financial Instruments

Financial instruments on the balance sheet as of September 30, 2012, comprised of cash, receivables, marketable securities and payables, are valued as noted below:

Cash, receivables, and payables - carrying amounts of these items are reasonable estimates of their fair value due to their short term nature.

Marketable securities - the fair value is estimated from quoted market prices for these or similar investments.

Note 11. Concentration of Credit Risk

Financial instruments, which potentially subject the Firm to concentration of credit risk, consist principally of cash and marketable securities.

The Firm places its cash with high credit quality institutions. At times such amounts may be in excess of the FDIC insurance limits. As of September 30, 2012, excess amounts over the FDIC insurance limits was $377,465.

Marketable securities consists of an equity security and money-market funds.

Note 12. Contingencies

The Firm clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Firm and the clearing broker, the clearing broker has the right to charge the Firm for the losses that result from counterparties' failure to fulfill its contractual obligations.

As the right to charge the Firm has no maximum amount and applies to all trades executed through the clearing broker, the Firm believes there is no maximum amount assignable to this right. The Firm believes that, since it only trades with customer invested funds, the risk of loss is remote. The Firm made no payments to the clearing broker related to this guarantee in 2012, and has recorded no liabilities with regard to the commitment as of September 30, 2012.

In addition, the Firm has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Firm's clearing broker monitors the credit standing of all counterparties with which it conducts business.

Note 13. Accounting for Uncertainty in Income Taxes

On October 1, 2009, the Firm adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes (formerly FASB Interpretation No. 48). There was no impact to the Firm's financial statements as a result of the implementation.

The Firm belives that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within twelve months of the reporting date.

None of the Firm's federal or state income tax returrns are currently under examination by the Internal Revenue Service (the IRS) or state authorities, However, tax years 2009 and later, remain subject to exmination by the taxing authorities.

Note 14. Subsequent Events

The Firm has evaluated subsequent events through November 14, 2012, the date which the financial statements were available to be issued.



J.P. McANDREW & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on
Supplementary Information Required By
SEC Rule 17a-5

To the Member
Burke, Lawton, Brewer & Burke, LLC
Spring House, Pennsylvania

We have audited the accompanying financial statements of Burke, Lawton, Brewer & Burke, LLC for the year ended September 30, 2012, and have issued our report thereon dated November 14, 2012. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule I on the following pages is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

J.P. McAndrew & Company, P.C.

November 14, 2012

600 Bethlehem Pike, Erdenheim, PA 19038 • P.O. Box 4072, Philadelphia, PA 19118
Tel: 215-247-1804 • Fax: 215-247-1867

Schedule I

Burke, Lawton, Brewer & Burke, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2012

Net Capital		
Total members' equity		$841,448
Add:		
Subordinated borrowings allowable in computation of net capital		200,000
Total capital and allowable subordinated borrowings		1,041,448
Deductions and/or charges		
Non-allowable assets		
Property and equipment	$94,354	
Prepaid expenses and miscellaneous receivables	24,962	119,316
		922,132
Less securities haircut pursuant to Rule 15c 3-1		
Other - worthless securities	$237	237
Net capital		$921,895
Aggregate Indebtedness		
Items includes in statement of financial condition		
Accounts payable, accrued expenses and other liabilities		$68,201
Total aggregate indebtedness		$68,201
Computation of basic net capital requirement		
Minimum net capital required (based on aggregate indebtedness)		4,547
Minimum dollar required of reporting broker or dealer		250,000
Net capital requirement		$250,000
Net capital in excess of minimum required		$671,895
Ratio of aggregate indebtedness to net capital		.0740 to 1

Burke, Lawton, Brewer & Burke, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2012

Reconciliation to the Firm's computation as of September 30, 2012, net capital as reported	$921,145
To offset prepaid taxes with accrued taxes	750
Net capital per above	$921,895

Statement pursuant to paragraph (d) (4) of Rule 17a-J: Reconciliation of FOCUS Report

No material differences exist between the amount above and the computation by Burke, Lawton, Brewer & Burke, LLC in Part II-A of the FOCUS Report on Form X-17A-5 at September 30, 2012.



J.P. McAndrew & Company, P.C.

Certified Public Accountants

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

November 14, 2012

To the Member
Burke, Lawton, Brewer, & Burke, LLC
Spring House, Pennsylvania

In planning and performing our audit of the financial statements of Burke, Lawton, Brewer & Burke, LLC (the "Firm") as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Firm, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

600 Bethlehem Pike, Erdenheim, PA 19038 • P.O. Box 4072, Philadelphia, PA 19118
Tel: 215-247-1804 • Fax: 215-247-1867

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operations of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Firm's financial statements will not be prevented or detected and corrected, by the entity's internal control, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the use of management, The Securities and Exchange Commission, The Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by any other than these specified parties.

J.P. M. Cardwell & Company, PC



J.P. McAndrew & Company, P.C.

Certified Public Accountants

To the Member
Burke, Lawton, Brewer & Burke, LLC

In planning and performing our audit of the financial statements of Burke, Lawton, Brewer & Burke, LLC as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered Burke, Lawton, Brewer & Burke, LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

This communication is intended solely for the information and use of management, the members and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.

J.P. McAndrew & Company, PC

November 14, 2012

600 Bethlehem Pike, Erdenheim, PA 19038 • P.O. Box 4072, Philadelphia, PA 19118
Tel: 215-247-1804 • Fax: 215-247-1867